Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – YEARS ENDED FEBRUARY 28, 2015, 2014 AND 2013

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at February 28, 2015 and for the year then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 28, 2015, 2014 and 2013. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on May 27, 2015, must be read in conjunction with the Corporation’s audited financial statements for the years ended February 28, 2015, 2014 and 2013. The Corporation’s audited financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Acasti’s ability to conduct current and new clinical trials for its product candidate, CaPre® including the timing and results of clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under current good manufacturing practice (“cGMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre® and Onemia® can be successfully commercialized;
•	the Corporation’s history of net losses and inability to achieve profitability;
•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under cGMP standards;

•	the Corporation’s reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation’s ability to manage future growth effectively;
•	the Corporation’s ability to further achieve profitability;
•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable terms or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and scientific personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend any product liability lawsuits that may be brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The open-label COLT trial was completed during the second quarter of the 2014 fiscal year and the TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of the COLT trial, Acasti  filed an investigational new drug (“IND”) submission to the U.S. Food and Drug Administration (“FDA”) to conduct a pharmacokinetic study (“PK trial”) in the U.S.  Acasti subsequently received approval to conduct the PK trial and it was completed in the second quarter of fiscal 2015.

Due to a recent decision of the FDA not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and may put a primary first focus on the severe hypertriglyceridemia population.

Onemia®, Acasti’s commercialized product, has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license in 2014. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the year ended February 28, 2015, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while continuing its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

CaPre® - Clinical Trials Update
Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL).

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

COLT Trial
The COLT trial, a randomized, open-label, dose-ranging, multi-center trial, was designed to assess the safety and efficacy of CaPre® in the treatment of patients with triglycerides levels between 2.28 and 10.0 mmol/L (200-877 mg/dL) (clinical trial.gov identifier NCT01516151). The primary objectives of the COLT trial were to evaluate the safety and efficacy of 0.5, 1.0, 2.0 and 4.0g of CaPre® per day in reducing fasting plasma triglycerides over 4 and 8 weeks as compared to the standard of care alone.

The secondary objectives of the COLT trial were to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL) (mild to moderate hypertriglyceridemia); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); and to evaluate the effect of CaPre® on fasting plasma levels of LDL-C (direct measurement), HDL-C, non-HDL-C, hs-CRP and omega-3 index. Non-HDL-C is the total cholesterol minus the HDL-C.

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia.

CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.  Only one patient was discontinued from the study due to an adverse event of moderate intensity. It was noted that the rate of gastrointestinal side effects were higher in the CaPre® groups compared to standard of care alone and appeared to increase in a dose-related manner. However, none of the subjects participating in the study suffered from a serious adverse event. The report concludes that even at higher doses, CaPre® is safe and well tolerated with only transient and predominantly mild adverse events occurring at low rates.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Standard of care could be any treatment physicians considered appropriate in a real-life clinical setting and included lifestyle modifications as well as lipid modifying agents, such as statins, ezetimibe and fibrates.  Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g as compared to a 7.1% reduction for the standard of care. After an 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean improvements of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non-HDL-C and HbA1C mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.  Acasti also presented at the World Congress of Heart Disease in Boston (July 25-28th, 2014).

TRIFECTA Trial
The TRIFECTA trial, a 12-week, randomized, placebo-controlled, double-blind, dose-ranging trial, is designed to assess the safety and efficacy of CaPre®, at a dose of 1.0 or 2.0g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

Similar to the COLT trial, the primary objective of the TRIFECTA trial is to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877 mg/dL) and to assess the tolerability and safety of CaPre®. The secondary objectives of the TRIFECTA trial are to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); to evaluate the effect of CaPre® in patients with mild to moderate hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), and on fasting plasma levels of HDL-C, non-HDL-C, hs-CRP and omega-3 index.

On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.  The number of targeted patients evaluable as per protocol has been reached. Acasti is currently evaluating efficacy and safety of CaPre® for the treatment of patients with mild to severe hypertriglyceridemia, which is the primary objective of the study. A secondary objective of the study was to assess the efficacy of CaPre® in two distinct patient populations: those with mild to moderate hypertriglyceridemia and those with severe hypertriglyceridemia. Based on patient information currently available, the Corporation does not expect the sample size to be large enough to conclude on the efficacy of CaPre® on severe hypertriglyceridemia as part of the TRIFECTA trial. Acasti does not expect the FDA to request efficacy data on patients with severe hypertriglyceridemia before granting permission to conduct a phase III trial.

On September 29, 2014, Acasti announced successful top-line results for its TRIFECTA trial assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia.

CaPre® successfully met the trial’s primary endpoint achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.

Along with material triglyceride reductions, all key secondary endpoints were met. This is a notable achievement as the trial was not designed to show a statistical significance on any other lipid than triglycerides. Nevertheless, there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2 gram per day CaPre® group decreasing by 5.3% from baseline versus placebo over the 12-week period. Non-HDL is considered the most accurate risk marker for cardiovascular disease.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CaPre® was also shown to have a slight increase in HDL-C (good cholesterol) at both the 1 gram and 2 gram levels and decrease in LDL-C (bad cholesterol) at 2 grams. As well, there was a clinically meaningful mean placebo-adjusted reduction in VLDL-C of 10.9% and 13.5% at 1 gram and 2 gram daily doses of CaPre®, respectively. VLDL-C is considered a highly significant predictor of coronary artery disease.

Finally, a statistically significant dose response increase in the Omega-3 Index for patients on 1 gram and 2 grams of CaPre® versus placebo was noted. The Omega-3 Index reflects the percentage of EPA and DHA in red blood cell fatty acids. The risk of cardiovascular disease is considered to be lower as the Omega-3 Index increases.

CaPre® was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram of CaPre® and two were on 2 grams of CaPre®. The predominant incidence was gastrointestinal related, with no difference between CaPre® and placebo. The safety profiles of patients on CaPre® and placebo were similar.

On March 2, 2015, the Corporation announced that it had received the full data for its TRIFECTA trial which confirmed and supported the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial’s primary endpoint was met, with patients on 1 gram or 2 grams of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.

PK Trial
On November 11, 2013, the Corporation announced that it submitted an investigational new drug application to the FDA to initiate a PK trial of CaPre® in the United States. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study to evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0g, 2.0g and 4.0g of CaPre®.

On January 9, 2014, the Corporation announced that the FDA granted Acasti approval to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial. On July 9, 2014, Acasti announced the completion of the PK trial.

On September 30, 2014, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics results appeared to be approximately dose proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within seven days of dosing. The bioavailability of CaPre® did not appear to be meaningfully affected by the fat content of the meal consumed prior to dose administration.

CaPre® demonstrated a near dose proportional increase with plasma EPA and DHA levels increasing as dose increases. The bioavailability of CaPre® was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients on low fat diets . CaPre® was safe and well tolerated, with no safety concerns

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Next Steps
Acasti has in hand its phase II clinical trial data and is now corresponding with the FDA to obtain its feedback about the next steps proposed for the clinical development plan of CaPre®. Such correspondence is meant to allow the FDA to provide its  feedback on Acasti’s plans and to clarify or answer specific questions that the FDA may have prior to such next steps (including an end of phase II meeting, special protocol assessment and IND amendment) toward to the pivotal phase III clinical trial. Such correspondence can take the form of written correspondence, discussions and potential in person meetings with the FDA.

Acasti intends to conduct a phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may require Acasti to conduct additional clinical studies to obtain FDA approval for the treatment of mild to moderate hypertriglyceridemia, which may include a cardiovascular outcomes study.

Onemia®
During the year ended February 28, 2015, Acasti continued its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

Additional Developments
On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti.  Mr. Harland’s mandate as a Director of Acasti ended at the Annual and Special meeting of Shareholders  held on June 19, 2014. Following Mr. Harland’s resignation, Acasti was managed on an interim basis by Mr. André Godin, the then Chief Financial Officer of Neptune.

On May 29, 2014, Neptune and its subsidiaries, including the Corporation, were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of Neptune and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each Neptune, Acasti and NeuroBioPharm Inc. (“NeuroBioPharm”), as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause.  On December 11, 2014 Neptune, Acasti and NeuroBioPharm filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, Neptune and its subsidiaries’ position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff.  No trial date has been set. All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015.. As of the date of this management discussion and analysis, no agreement has been reached and no provision has been recognized in the financial statements in respect of this claim.  Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

On June 16, 2014, Acasti announced the resignation of Xavier Harland as Chief Financial Officer of Acasti, whose functions were assumed on an interim basis by Mr. André Godin, the then Chief Financial Officer of Neptune.

In September 2014, Dr. Harlan W. Waksal, M.D. resigned as Executive Vice-President of the Corporation.  He remains a director on the Corporation’s Board of Directors.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. This notification had no immediate effect on the listing of Acasti’s shares as the Corporation had 180 calendar days to regain compliance. On May 11, 2015, Acasti received notification from NASDAQ that it was eligible for an additional 180 calendar days to regain compliance. To regain compliance, Acasti's shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days. The Corporation is evaluating all available options to resolve the deficiency and regain compliance with the minimum bid price rule.

On April 29, 2015, Acasti announced the departure of Mr. André Godin from the Corporation. Following Mr. Godin’s departure, an executive search was initiated to fulfill his functions with Acasti.

Basis of presentation of the financial statements

The Corporation’s current assets of $19,642 as at February 28, 2015 include cash and short-term investments for an amount of $18,382, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation’s liabilities at February 28, 2015 are comprised primarily of amounts due creditors for $1,084, payable to parent corporation of $539 as well as derivative warrant liabilities of $2,357, which represents the fair value as of February 28, 2015, of the warrants issued to the Corporation’s public offering participants. The warrant liabilities will be settled in shares.  The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.13 per warrant as at February 28, 2015. The fair value of the Warrants are revalued at each reporting date.  Changes in the fair value of the Warrants are recognized in finance income or costs. The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

		Three-month periods ended February 28,		Years ended
				February 28,	February 28,	February 28,
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Revenue from sales	178	201	49	271	501	724
Adjusted EBITDA(1)	(2,263)	(977)	(1,373)	(8,506)	(5,584)	(4,397)
Net loss and comprehensive loss	(2,311)	(2,553)	(1,952)	(1,655)	(11,612)	(6,892)
Basic and diluted loss per share	(0.02)	(0.02)	(0.03)	(0.02)	(0.14)	(0.09)
Total assets	37,208	45,632	12,170	37,208	45,632	12,170
Working capital(2)	18,020	24,646	3,413	18,020	24,646	3,413
Total non-current financial liabilities	2,357	11,181	-	2,357	11,181	-
Total equity	33,228	33,280	9,724	33,228	33,280	9,724
Book value per Class A share(3)	0.31	0.31	0.13	0.31	0.31	0.13

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.  A reconciliation to the Corporation’s net loss is presented below.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives.  Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is  a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars, except per share data)

		Three-month periods ended February 28,		Years ended February 28,
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Net loss	(2,311)	(2,553)	(1,952)	(1,655)	(11,612)	(6,892)
Add (deduct)
Finance costs	705	1,073	1	4	1,626	3
Finance Income	(1,398)	(770)	(41)	(10,744)	(814)	(90)
Depreciation and amortization	584	435	166	2,335	1,774	665
Stock-based compensation	157	838	453	1,554	3,442	1,917
Adjusted EBITDA	(2,263)	(977)	(1,373)	(8,506)	(5,584)	(4,397)

Finance costs for the three-month periods ended February 28, 2015 and 2014, as well as for the year ended February 28, 2014 include the change in the fair value of the derivative warrant liabilities in the amounts of $703, $507, and $507, respectively.  The finance costs for the year ended February 28, 2014 also include warrant issue costs in the amount of $1,117.  There were no expenses related to changes in fair values in the three-month period and year ended February 28, 2013 as the Corporation did not have any derivative warrant liabilities as at February 28, 2013.

Finance income for the year ended February 28, 2015 includes an unrealized gain in an amount of $8,824 for the change in fair value of the derivative warrant liabilities.  The derivative warrant liability declined in fiscal 2015 due to the decline in the Corporation’s stock price resulting in a gain in earnings.  Finance income also includes foreign exchange gains mainly on the Corporation’s short-term investments in US dollars, which represented $1,833, $782, and $43 for the years ended February 28, 2015, 2014 and 2013, respectively.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The yearly increase in the depreciation and amortization expense is attributable to the prepayment agreement entered into in December 2013, whereby Acasti recognized an intangible asset in the amount of $15,130. See section “Issuance of shares on license prepayment agreement”.

The increase of the stock-based compensation expense for the year ended February 28, 2014 is attributable to the 2012 grants.  Stock-based compensation expense decreased in the year ended February 2015 as the 2012 grants are fully vested.

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2015

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	271	56	8	29	178
Adjusted EBITDA(1)	(8,506)	(1,695)	(2,449)	(2,099)	(2,263)
Net (loss) earnings	(1,655)	1,356	(3,712)	3,012	(2,311)
Basic and diluted (loss) earnings per share	(0.02)	0.01	(0.03)	0.03	(0.02)

The net earnings in the first and third quarters are mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634, and $5,211, respectively.  In the second and fourth quarters the change in fair value of the derivative warrant liability was a loss of $318 and $703, respectively.

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,956)	(3,238)	(3,856)	(2,553)
Basic and diluted loss per share	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Basic and diluted loss per share	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.   A reconciliation to the Corporation’s net loss is presented above.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2015, 2014 AND 2013

Revenues
The Corporation generated revenues from sales of $178 from the commercialization of Onemia®, its medical food product, during the three-month period ended February 28, 2015.  The Corporation generated revenue from sales of $201 and $49 during the corresponding periods in 2014 and 2013 respectively.

The Corporation generated revenues from sales of $271 from the commercialization of Onemia®, its medical food product, during the year ended February 28, 2015, a decrease of $230 from the revenues of $501 generated during corresponding period of 2014. The Corporation generated revenue from sales of $724 during the corresponding period of 2013.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States. Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended February 28, 2015 amounted to $(3) or (2)%..    The Corporation realized a gross profit of $77 or 38% during the three-month period ended February 28, 2014 and $12 representing a gross profit margin of 24% during the three-month period ended February 28, 2013.

The gross profit for the year ended February 28, 2015 amounted to $36 or 13%.  The Corporation realized a gross profit of $209 or 42% during the year ended February 28, 2014 and $318 representing a gross profit margin of 44% during the year ended February 28, 2013.  The gross margin for the three-month period ended and year ended February 28, 2015 was lower than the Corporation’s target range for its profit margin because of the increased cost of raw material the Corporation incurred following Neptune’s interruption of production.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the Three-month periods and years ended February 28, 2015, 2014 and 2013

General and administrative expenses	Three-month periods ended			Years ended
	February 28, 2015	February 28, 2014	February 28, 2013	February 28, 2015	February 28, 2014	February 28, 2013
	$	$	$	$	$	$
Salaries and benefits	280	323	158	1,267	990	912
Stock-based compensation	118	641	327	1,296	2,841	1,462
Professional fees	54	98	231	302	492	527
Royalties	-	-	173	-	228	450
Amortization and depreciation	584	435	166	2,335	1,774	665
Sales and marketing	14	2	11	29	16	131
Investor relations	48	54	4	262	188	31
Rent	25	25	9	99	100	54
Other	127	36	8	318	83	57
TOTAL	1,614	1,614	1,087	5,908	6,712	4,289

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Research and development expenses	Three-month periods ended			Years ended
	February 28, 2015	February 28, 2014	February 28, 2013	February 28, 2015	February 28, 2014	February 28, 2013
	$	$	$	$	$	$
Salaries and benefits	86	54	163	465	457	684
Stock-based compensation	39	197	126	258	601	455
Contracts	1,463	503	816	5,062	3,081	2,030
Regulatory expenses	83	32	1	160	141	68
Professional fees	220	35	6	709	214	67
Other	52	11	18	133	73	75
Tax credits	(192)	(118)	(212)	(265)	(270)	(370)
TOTAL	1,751	714	918	6,522	4,297	3,009

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $1,286 for the three-month period ended February 28, 2015 to $(2,263) compared to $(977)
for the three-month period ended February 28, 2014, mainly due to the increase in research and development expenses before consideration of stock-based compensation as well as to a decrease in gross profit. The increase in research and development expenses of $1,037 is mainly attributable to increases in contract expenses of $960 and professional fees related to the Corporation’s clinical trials of $185.

Adjusted EBITDA increased by $396 for the three-month period ended February 28, 2014 to $(977) compared to $(1,373) for the three-month period ended February 28, 2013, mainly due to the decrease in general and administrative and research and development expenses before consideration of stock-based compensation and amortization and depreciation as well as due to an increase in gross profit. The decrease in general and administrative expenses is mainly attributable to decreases in professional fees and royalties, offset by an increase in salaries and benefits. The decrease in research and development expenses of $204 is mainly attributable to decreases in salaries and benefits of $109 and contract expenses   of $313 related to the Corporation’s clinical trials and regulatory expenses.

Adjusted EBITDA decreased by $2,922 for the year ended February 28, 2015 to $(8,506) compared to $(5,584) for the year ended February 28, 2014, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and decrease in gross profit.  The increase in research and development expenses of $2,225 is mainly attributable to increases in contract expenses of $1,981 and professional fees related to the Corporation’s clinical trials of $495.

Adjusted EBITDA decreased by $1,187 for the year ended February 28, 2014 to $(5,584) compared to $(4,397) for the year ended February 28, 2013, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and amortization and depreciation, and decrease in gross profit.  The increase in research and development expenses of $1,288 is mainly attributable to increases in contract expenses of $1,051 related to the Corporation’s clinical trials.

Net Loss
The Corporation realized a net loss for the three-month period ended February 28, 2015 of $2,311 or $0.02 per share compared to a net loss of $2,553 or $0.02 per share for the three-month period ended February 28, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, and the increase in value of the derivative warrant liabilities of $703, principally offset by a decrease in stock-based compensation expenses of $681.

The Corporation realized a net loss for the three-month period ended February 28, 2014 of $2,553 or $0.02 per share compared to a net loss of $1,952 or $0.03 per share for the three-month period ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, stock-based compensation expenses, related to the grant of stock options and restricted share units, and finance costs related to the Corporation’s financing closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain over the period.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The Corporation realized a net loss for the year ended February 28, 2015 of $1,655 or $0.02 per share compared to a net loss of $11,612 or $0.14 per share for the year ended February 28, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the decrease in value of the derivative warrant liabilities of $8,824 compared to an increase of $507 in prior period, an increase in the foreign exchange gain over the prior period by $1,051 and a decrease in stock-based compensation expenses of $1,888, offset by increases in amortization and depreciation of $561, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune.  The foreign exchange gain is due mainly to the strengthening US dollar impact on the Corporation’s US dollar short-term investments.  Stock-based compensation decreased as grants provided in 2012 are fully vested.

The Corporation realized a net loss for the year ended February 28, 2014 of $11,612 or $0.14 per share compared to a net loss of $6,892 or $0.09 per share for the year ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, stock based compensation expenses related to the grant of stock options and restricted share units, finance costs related to the Corporation’s financing that closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain mainly on the Corporation’s US dollar short-term investments over the period.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows as at February 28:

	2015	2014	2013
Class A shares, voting, participating and without par value	106,444,012	105,862,179	73,107,538
Stock options granted and outstanding	4,296,250	4,911,000	5,216,250
Restricted Shares Units granted and outstanding	184,000	775,001	-
Series 4 warrants expired on October 8, 2013	-	-	5,432,350
Series 6 & 7 warrants expired on February 10, 2015	-	750,000	750,000
Series 8 warrants exercisable at $1.50 USD, until December 3, 2018	18,400,000	18,400,000	-
Series 9 warrants exercisable at $1.60, until December 3, 2018	1,616,542	1,616,542	-
Total fully diluted shares	130,940,804	132,314,722	84,506,138

Cash Flows and Financial Condition between the Three-month periods and years ended February 28, 2015, 2014 and 2013

Operating Activities
During the three-month periods ended February 28, 2015, 2014 and 2013, the Corporation’s activities generated decreases in liquidities of $2,622 and $4,723, and an increase of $60, respectively.  The decrease in the cash flows from operating activities for the three-month period ended February 28, 2015 and 2014 is mainly attributable to the changes in non-cash working capital items, primarily by increases in trade and other receivables of $447, and prepaid expenses of $377, and decreases in trade and other payables of $428, payable to parent corporation of $2,490, and royalties payable to parent corporation of $337, offset by a decrease in tax credits receivable of $353.  The increase in the cash flows from operating activities for the three-month period ended February 28, 2013 is mainly attributable to the net loss incurred after adjustments for non-cash items, offset by changes in non-cash working capital.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

During the years ended February 28, 2015, 2014 and 2013, the Corporation’s operating activities resulted in decreases in liquidities of $7,198, $6,805 and $2,549 respectively.  The decrease in the cash flows from operating activities for the year ended February 28, 2015 is mainly attributable to the higher loss from operating activities after adjustments for non-cash items offset by the changes in non-cash working capital items, primarily by  decreases in trade and other receivables of $534 and prepaid expenses of $385, and an  increase in payable to parent corporation of $539.  The decrease in cash flows from operating activities for the year ended February 28, 2014 is mainly attributable to the net loss incurred after adjustments for non-cash items offet by changes in non-cash working capital, primarily by increases in trade and other receivables of $469 and prepaid expenses of $687, and decrease in payable to parent corporation of $417, offset by a decrease in tax credits receivable of $201 and an  increase in trade and other payables of $464.  The decrease in cash flows from operating activities for the year ended February 28, 2013 is mainly attributable to the net loss incurred after adjustments for non-cash items offset by  changes in non-cash working capital, primarily increases in payable to parent corporation of $995 and royalties payable to parent corporation of $480.

Investing Activities
During the three-month periods ended February 28, 2015, 2014 and 2013, the Corporation’s investing activities generated an increase in liquidities of $2,000, a decrease in liquidities of $22,202 and an increase in liquidities of $168, respectively.  The increase in liquidity generated by investing activities during the three-month period ended February 28, 2015 is mainly due to the maturity of short-term investments of $2,000.  The decrease in liquidity generated by investing activities during the three-month period ended February 28, 2014 is mainly due to the acquisition of short-term investments of $22,396, principally offset by the maturity of short-term investments of $250.  The increase in liquidity generated by investing activities during the three-month period ended February 28, 2013 is mainly due to the maturity of short-term investments of $250 offset by the acquisition of short-term investments of $83.

During the years ended February 28, 2015, 2014 and 2013, the Corporation’s investing activities generated an increase in liquidities of $7,627, a decrease in liquidities of $19,446 and an increase in liquidities of $1,899, respectively. The increase in liquidity generated by investing activities during the year ended February 28, 2015 is mainly due to the maturity of short-term investment of $22,150, principally offset by the acquisition of short-term investments of $14,478.  The decrease in liquidity generated by investing activities during the year ended February 28, 2014 is mainly due to the acquisition of short-term investments of $25,396, principally offset by the maturity of short-term investments of $6,000.  The increase in liquidity generated by investing activities during the year ended February 28, 2013 is mainly due to the maturity of short-term investments of $2,000 offset by the acquisition of short-term investments of $103.

Financing Activities
During the three-month periods ended February 28, 2015, 2014 and 2013, the Corporation’s financing activities generated decreases in liquidities of $1, increases in liquidities of $24,023 and increases in liquidities of $185, respectively. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953 and net proceeds from a private placement of $2,068.  As indicated in the Corporation’s Prospectus Supplement, the Corporation’s primary use of the net proceeds received from the public offering is to finance the Phase III clinical trials for CaPre®, the PK trial, the completion and filing of a NDA to obtain FDA approval for CaPre® in the United States, to complete marketing and precommercialization activities and for general and administrative matters.  The increase in liquidities generated from financing activity during the three-month period ended February 28, 2013 resulted mainly from the proceeds from exercise of warrants and options of $185.

During the years ended February 28, 2015, 2014 and 2013, the Corporation’s financing activities generated increases in liquidities of $46, $24,963 and $227, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2015 resulted mainly from the proceeds from exercise of warrants and options of $50. The increase in liquidities generated from financing activity during the year ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953, net proceeds from a private placement of $2,068 and proceeds from exercise of warrants and options of $972.  The increase in liquidities generated from financing activity during the year ended February 28, 2013 resulted mainly from the proceeds from exercise of warrants and options of $230.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Overall, as a result, the Corporation’s cash increased by $635, decreased by $521 and decreased by $393, respectively, for the years ended February 28, 2015, 2014 and 2013. Total liquidities as at February 28, 2015, comprised of cash and short-term investments, amounted to $18,382. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options and research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so.  The Corporation believes that its available cash and short-term investments, expected interest income and research tax credits should be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period.

Financial Position

The following table details the significant changes to the statements of financial position as at February 28, 2015 compared to February 28, 2014:

Accounts	Increase (Decrease)	Comments
Cash	635	See cash flow statement
Short-term investments	5,955	Maturity of investments held
Trade and other receivables	(534)	Payments received
Tax credits receivable	286	Increase in tax credit eligible expenses
Prepaid expenses	(385)	Decrease in prepaid expenses to Neptune
Inventories	(174)	Onemia® sales
Intangible assets	(2,280)	Amortization
Payable to parent corporation	539	Increase in expenses
Derivative warrant liabilities	(8,825)	Change in fair value

Issuance of shares on license prepayment agreement

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune to pay in advance all of the future royalties’ payable under the intellectual property license it had with Neptune.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,130, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525, net of $29 of share issue costs.  The Corporation no longer has a royalty payment commitment under the License Agreement.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. As of February 28, 2015, the Corporation’s liabilities are $3,980, of which $1,622 is due within twelve months and $2,358 relates to a derivative warrant liability that will be settled in shares and thus is excluded from the table below.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

A summary of Acasti’s contractual obligations at February 28, 2015 is as follows:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years
	$	$	$	$	$
Payables	1,622	1,622	-	-	-
Research and development contracts	3,831	2,580	1,251	-	-
Total	5,453	4,202	1,251	-	-

Significant commitments as of February 28, 2015 include:

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $10,562, of which an amount of $6,299 has been paid to date.  As at February 28, 2015, an amount of $432 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 28,	February 28,	February 28,
	2015	2014	2013
Administrative costs	1,617	1,038	943
Research and development costs, before tax credits	681	546	679
Royalties1	-	228	450
Total fully diluted shares	2,298	1,812	2,072

1 Refer to Issuance of shares on license prepayment agreement section above.

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.  These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.  See note 5 to the financial statements for disclosures of key management personnel compensation.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (See Related Party Transactions section above) and the measurement derivative warrant liabilities (note 19 to the financial statements) and of stock-based compensation (note 14 to the financial statements).  Also, the management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Impairment of non-financial assets
The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities
The warrants forming part of the Units issued from the prior year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility.  Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 14 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Future Accounting change

New standards and interpretations not yet adopted:

Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, we have filed certificates signed by Mr. Jim Hamilton, in his capacity as a person who performs similar functions as a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures

Management of Neptune, including the CEO and CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and
•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective as of February 28, 2015.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of February 28, 2015, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Changes in internal control over financial reporting (ICFR)

There have been no changes in the Corporation’s ICFR during the quarter ended February 28, 2015 that have materially affected, or are reasonably likely to materially affect its ICFR.

Financial Instruments

Credit Risk
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables.  The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions.  The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.  The Corporation’s trade receivables and credit exposure fluctuate throughout the year.  The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2015, the Corporation has one trade debtor (eight in 2014). Most sales' payment terms are set in accordance with industry practice. One customer represents 100% of total trade accounts included in trade and other receivables as at February 28, 2015 and February 28, 2014.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

The Corporation provides for trade receivables their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2015 and 2014 were as follows:

	2015	2014
Current	$-	$196
Past due 0-30 days	227	-
Past due 31-120 days	-	24
Past due 121-180 days	89	178
Trade receivables	316	398

Less allowance for doubtful accounts	(66)	(3)
	$250	$395

The allowance for doubtful accounts is for customer accounts over 121 days past due.

During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $63 (2014 - nil) related to one significant customer, for which total trade receivable due at February 28, 2015 is $316.

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	2015	2014

Balance, beginning of year	$3	$3
Bad debts expenses	66	-
Write-off against reserve	(3)	-
Balance, end of year	$66	$3

Currency risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar.  Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

All of the Corporation’s revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2015	February 28, 2014
	US$	US$

Cash	1,103	361
Short-term investments	15,007	15,505
Trade and other receivables	250	398
Trade and other payables	(399)	(260)
	15,961	16,004

The following exchange rates are those applicable to the following periods and dates:

		February 28, 2015		February 28, 2014
	Average	Reporting	Average	Reporting
US$ per CAD	1.1266	1.2503	1.0466	1.1074

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28, 2015	February 28, 2014
	US$	US$
Increase in net profit	638	723

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 28, 2015 and 2014 is as follows:\

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.  Management believes that the risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term liabilities and are generally held to maturity.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to the financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2015 and 2014:

				February 28, 2015
Required payments per year		Carrying	Less than	1 to	More than
	Total	amount	1 year	5 years	5 years

Trade and other payables	$1,084	$1,084	$1,084	$-	$-
Payable to parent corporation	538	538	538	-	-
	$1,622	$1,622	$1,622	$-	$-

				February 28, 2014
Required payments per year	Total	Carrying	Less than	1 to	More than
		amount	1 year	5 years	5 years

Trade and other payables	$1,171	$1,171	$1,171	$-	$-

The Derivative warrant liabilities are excluded from the above table as they will be settled in shares and not by the use of liquidities.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the years ended February 28, 2015 and 2014 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at May 27, 2015, the total number of Class A shares of the Corporation issued and outstanding was 106,444,012. The Corporation also has 4,213,750 stock options, 181,000 restricted shares units, 20,016,542 Series 8 & 9 warrants outstanding.